UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. 1)*

AquaVenture Holdings Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G0443N107

(CUSIP Number)

December 31, 2017

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0443N107	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas R. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,896,853(1)
	6	SHARED VOTING POWER 148,449(2)
	7	SOLE DISPOSITIVE POWER 1,896,853(1)
	8	SHARED DISPOSITIVE POWER 148,449(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,045,302
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6% (3)
12	TYPE OF REPORTING PERSON IN

(1)  Consists of 1,484,042 ordinary shares directly held by Mr. Brown and 412,811 ordinary shares issuable upon exercise of options exercisable within 60 days of December 31, 2017.

(2)  Consists of 148,449 ordinary shares held by Mr. Brown’s spouse. Mr. Brown disclaims beneficial ownership of such shares.

(3)  The percentage calculation is based on 26,453,039 shares of the Issuer’s ordinary shares outstanding as of November 7, 2017 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017.

CUSIP No. G0443N107	SCHEDULE 13G	Page 3 of 5 Pages

Item 1

(a)     Name of Issuer:

AquaVenture Holdings Limited

(b)     Address of Issuer’s Principal Executive Offices:

c/o Conyers Corporate Services (B.V.I.) Limited

Commerce House, Wickhams Cay 1

P.O. Box 3140 Road Town

British Virgin Islands VG1111

Item 2

(a)     Name of Person Filing:

Douglas R. Brown

(b)     Address of Principal Business Office or, if None, Residence:

c/o Conyers Corporate Services (B.V.I.) Limited

Commerce House, Wickhams Cay 1

P.O. Box 3140 Road Town

British Virgin Islands VG1111

(c)     Citizenship:

United States of America

(d)     Title of Class of Securities:

Ordinary shares, no par value

(e)     CUSIP Number:

G0443N107

Item 3   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4   Ownership.

(a)       Amount Beneficially Owned: 2,045,302 ordinary shares(1)

(b)       Percent of Class: 7.6% (2)

(c)       Number of shares as to which the person has:

(i)   Sole power to vote or direct the vote: 1,896,853

(ii)  Shared power to vote or to direct the vote: 148,449

(iii)  Sole power to dispose or to direct the disposition of: 1,896,853

(iv)  Shared power to dispose or to direct the disposition of: 148,449

(1)  Consists of 1,484,042 ordinary shares held by Mr. Brown, 412,811 ordinary shares issuable upon exercise of options exercisable within 60 days of December 31, 2017, and 148,449 ordinary shares held by his spouse. Mr. Brown disclaims beneficial ownership of the shares held by his spouse.

(2)  The percentage calculation is based on 26,453,039 shares of the Issuer’s ordinary shares outstanding as of November 7, 2017 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017.

Item 5   Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. G0443N107	SCHEDULE 13G	Page 4 of 5 Pages

Item 6   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8   Identification and Classification of Members of the Group.

Not applicable.

Item 9   Notice of Dissolution of Group.

Not applicable.

Item 10 Certification.

Not applicable.

CUSIP No. G0443N107	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February  2, 2018

By:	/s/ Douglas R. Brown
Douglas R. Brown